UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 2020.

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______ to ______.

    Commission file number 1-2299

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Applied Industrial Technologies, Inc.
    Retirement Savings Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

    Applied Industrial Technologies, Inc.
                One Applied Plaza
                Cleveland, Ohio 44115-5056

Financial Statements and Exhibit(s) (enclosed)

    (a)    Financial Statements

        Report of Independent Registered Public Accounting Firm

        Statements of Net Assets Available for Benefits
            As of December 31, 2020 and 2019

        Statement of Changes in Net Assets Available for Benefits
            For the Year Ended December 31, 2020

        Notes to Financial Statements

        Supplemental Schedule

    (b)    Exhibit(s)

        23 Consent of Independent Registered Public Accounting Firm

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

By: Applied Industrial Technologies, Inc., as Plan Administrator

By: /s/ Kurt W. Loring
Kurt W. Loring
Vice President-Chief Human Resources Officer

Date: June 10, 2021

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements
For the Years Ended December 31, 2020 and 2019

Supplemental Schedule
As of December 31, 2020

Report of Independent Registered Public Accounting Firm

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Applied Industrial Technologies, Inc. Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2020 and 2019, and the changes in its net assets for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets held at end of year as of December 31, 2020 and delinquent participant contributions for the year ended December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC

We have served as the Plan’s auditor since 2008.
Cleveland, Ohio

June 10, 2021

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	2020	2019

Assets:
Investments at fair value	$589,561,602	$525,955,678
Participant notes receivable	$6,959,452	$7,420,571
Net assets available for plan benefits	$596,521,054	$533,376,249

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

2020
Additions to net assets attributed to:
Contributions:
Participants	$23,209,319
Participants' rollovers	5,743,618
Employer	2,231,257
Total contributions	31,184,194

Investment Income:
Interest, Dividends, and Other	8,461,503

Net realized and unrealized gains in fair value of investments	79,593,072

Total investment income	88,054,575

Interest on participant notes receivable	400,591

Total additions	119,639,360

Deductions from net assets attributed to:
Distributions to participants	(55,895,081)
Administrative expenses	(599,474)
Total deductions	(56,494,555)

Net increase in net assets	63,144,805

Net assets available for benefits:
Beginning of year	533,376,249
End of year	$596,521,054

See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

1. DESCRIPTION OF THE PLAN

The following description of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the “Plan”) is provided for general purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

General - The Plan was established for the purpose of encouraging and assisting eligible domestic employees of Applied Industrial Technologies, Inc. and its subsidiaries (the “Company”) to provide long-term, tax-deferred savings for retirement. The Plan is subject to reporting and disclosure requirements, minimum participation and vesting standards, and fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration - The Plan is administered by the Company. The Company's powers and duties relate to making participant and employer contributions to the Plan, establishing investment options, authorizing disbursements from the Plan, and resolving any questions of Plan interpretation. The record keeper and trustee for the assets of the Plan is Principal Trust Company ("Principal").

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings (losses), and (c) administrative expenses. Allocated expenses are based on participant contributions, account balances, or can be per capita, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested portion of their account.

Participation and Contributions - All eligible employees may participate in the Plan upon their hire with the Company. Eligible employees may elect to make pre-tax or after-tax contributions to the Plan ranging from 1% to 50% of compensation, subject to limitations under the Internal Revenue Code. Highly compensated employees are restricted to maximum contributions of 15% of compensation. All newly eligible employees are automatically enrolled into the Plan with an initial contribution rate of 4% after 30 days of employment if they have not made an affirmative election already or have not made an election to opt out of contributing. The initial contribution rate was amended from 3% to 4% in 2020.

The Company may make additional discretionary matching contributions limited to 50% of the aggregate participant pre-tax and after-tax contributions up to 6% of the participant's eligible compensation for that period. Employer matching contributions are paid each pay period and the participant must be employed during the period to receive the match. The employer matching contribution was suspended starting the second quarter of 2020.

The Plan permits catch-up contributions for participants who are age 50 or older and defer the maximum amount allowed under the Plan.

The Plan provides for rollover contributions (amounts distributed to participants from certain other tax-qualified plans) and transfer contributions (amounts transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

Certain participant contributions in 2020 were paid after the time frame required by the Department of Labor. The Company remitted the 2020 contributions and related lost earnings in 2020 and 2021.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

Investment of Contributions - The Plan provides that, in accordance with the investment objectives established by the Company, the trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Participants elect investment of matching and pre-tax contributions in 1% increments to any of several investment funds or options. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee Stock Ownership Plan (“ESOP”) under Code Section 4975 (e)(7) and ERISA Section 407 (d)(6).
Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment choices in increments of 1% of the total amount to be reallocated. All such elections are filed with the trustee of the Plan and become effective daily.
Vesting and Distributions - Each participant is immediately and fully vested in their participant contributions and earnings thereon. Participants vest in employer contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to physical or mental disability (determined by the Company upon the basis of a written certificate of a physician selected by it), or normal retirement as defined in the Plan.

Upon termination of employment, participants may receive lump-sum or installment distributions of their vested account balances as soon as administratively possible. Distributions are made in the form of cash. The Plan permits hardship withdrawals, if the hardship criteria are met, or in-service distributions at age 59 1/2. Hardship withdrawals and in-service distributions can be taken from participant rollovers, salary deferrals, and catch-up contributions.

Forfeitures - Forfeitures of nonvested amounts are used to first reduce future matching employer contributions and second, to pay eligible plan expenses. The balance in the forfeiture account was $171,832 and $13,841 at December 31, 2020 and 2019, respectively. The Company used approximately $95,000 from the forfeitures to offset contributions for the year ended December 31, 2020.

Participant Notes Receivable - Participants may borrow (from their pre-tax contributions, rollover contributions and transferred contributions) a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the aggregate sum of the participant's accounts. Participant notes receivable terms range from 1-5 years or up to 10 years if used for the purchase of a primary residence. Participant notes receivable that originated from merged plans are also reflected in participant notes receivable in the Plan's financial statements; these participant notes receivable are to be repaid to the Plan in accordance with their original terms. Participant notes receivable are collateralized by the balance in the participant's accounts and bear interest at market rates prevailing at the time the participant note receivable originated. Principal and interest are paid ratably through bi-weekly payroll deductions. Funds cannot be borrowed from Company contributions.

Plan Termination - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in their accounts.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
Tax Status of the Plan - The Plan obtained its latest determination letter dated July 12, 2017, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to income tax examinations for the years prior to 2017.

Party-in-interest Transactions - The Plan invests in shares of the Company's common stock. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. For the year ended December 31, 2020, transactions involving the Company's stock included sales of approximately $19,100,000 and purchases of approximately $5,600,000.

CARES Act - The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was passed by Congress on March 27, 2020. The Plan adopted the provisions under the CARES Act allowing for certain withdrawals of up to $50,000 without early withdrawal penalties and deferral of note receivable payments for up to a year during the window provided in the CARES Act. These special withdraws can be taken through December 31, 2020 and may be repaid with three years of the date of the withdraw.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in the preparation of the Plan's financial statements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments - Investments are accounted for at cost on the trade date and are reported in the Statements of Net Assets Available for Benefits at fair value. The Common collective trust fund is valued at net asset value per share (or its equivalent) of the fund, which is based on the fair value of the fund's underlying net assets. There were no unfunded commitments or redemption restrictions on the common collective trust fund. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Mutual funds are stated at values using quoted market prices for each of the funds. See Note 3, “Fair Value Measurements” for additional disclosures relative to the fair value of the investments held in the Plan.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Benefit Payments - Distributions to participants are recorded by the Plan when payments are made.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
Risks and Uncertainties - In general, investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the financial statements.

3. FAIR VALUE MEASUREMENTS

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

The Plan estimates the fair value of financial instruments using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three tiers. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan's assessment of the significance of particular inputs to these fair value measurements require judgment and considers factors specific to each asset or liability.

Financial assets and liabilities measured at fair value on a recurring basis are as follows. There are currently no items categorized as Level 2 or 3 within the fair value hierarchy.

		Fair Value Measurements at 12/31/20
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2020	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$89,292,092	$89,292,092
Mutual Funds	430,497,009	430,497,009
Total	$519,789,101	$519,789,101

Investments measured at NAV:
Common/collective trust fund: Stable value	$69,772,501

Total investments at fair value	$589,561,602

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019

		Fair Value Measurements at 12/31/19
	Recorded Value	Quoted Prices in Active Markets for Identical Instruments
	December 31, 2019	Level 1
Assets:
Applied Industrial Technologies, Inc. Stock Fund
Common Stock	$90,007,824	$90,007,824
Mutual Funds	377,463,975	377,463,975
Total	467,471,799	467,471,799

Investments measured at NAV:
Common/collective trust fund: Stable value	58,483,879

Total investments at fair value	525,955,678

4. SUBSEQUENT EVENTS

On January 28, 2021, the Company announced that the Company's 401K match would be restored during the first quarter of 2021.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
*	Applied Industrial Technologies, Inc. Stock:
	Applied Industrial Technologies, Inc.	Common Stock - 1,144,917 shares	**	$89,292,092

	Common/Collective Trust Fund
	Stable Principal Fund
	Vanguard Retirement Savings Trust		**	69,772,501

	Fixed Income Funds
	Bond Fund
	Baird Aggregate Bond Institutional Fund	Mutual Fund - 892,545 shares	**	10,505,257
	Western Asset Core Bond Fund	Mutual Fund - 775,931 shares	**	10,602,054
	American Funds Bond Fund of America R6 Fund	Mutual Fund - 509,996 shares	**	7,032,839
	John Hancock Investment Grade Bond R6 Fund	Mutual Fund - 628,234 shares	**	7,036,223
	Total Fixed Income Funds			35,176,373

	Mutual Funds - Equity
	Large Value Stock Fund
	American Funds Washington Mutual Investors R6 Fund	Mutual Fund - 120,793 shares	**	6,061,416
	Vanguard Value Index Institutional Fund	Mutual Fund - 169,695 shares	**	7,875,551
	Large Core Stock Fund
	Columbia Large Cap Enhanced Core Fund	Mutual Fund - 297,749 shares	**	8,006,480
	American Funds Fundamental Investor R6 Fund	Mutual Fund - 234,737 shares	**	16,229,737
	Vanguard Growth & Income Admiral Fund	Mutual Fund - 87,792 shares	**	8,227,834
	Vanguard Institutional Index Institutional Fund	Mutual Fund - 51,612 shares	**	17,097,012
	Large Growth Stock Fund
	Harbor Capital Appreciation Inst Fund	Mutual Fund - 225,830 shares	**	23,535,969
	JP Morgan Growth Advantage R5 Fund	Mutual Fund - 734,203 shares	**	23,971,719
	Vanguard Growth Index Institutional Fund	Mutual Fund - 184,310 shares	**	24,046,536
	Mid Cap Value Stock Fund
	JP Morgan Mid Cap Value L Fund	Mutual Fund - 112,717 shares	**	4,163,756
	Vanguard Mid-Cap Value Index Admiral Fund	Mutual Fund - 34,506 shares	**	2,125,963
	Mid Cap Core Stock Fund
	Vanguard Mid Cap Index Institutional Fund	Mutual Fund - 61,033 shares	**	3,456,928
	Vanguard Strategic Equity Inv Fund	Mutual Fund - 64,376 shares	**	2,332,351
	Mid Cap Growth Stock Fund
	T. Rowe Price Instl Mid-Cap Equity Growth Fund	Mutual Fund - 400,816 shares	**	29,061,500
	Small Cap Value Stock Fund
	American Beacon Small Cap Value R5 Fund	Mutual Fund - 226,611 shares	**	5,685,673

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value
	Small Cap Core Stock Fund
	Vanguard Small Cap Index Admiral Fund	Mutual Fund - 21,025 shares	**	1,959,953
	Small Cap Growth Stock Fund
	Vanguard Russell 2000 Growth Index Instl Fund	Mutual Fund - 25,165 shares	**	9,994,047
	Victory RS Small Cap Growth R6 Fund	Mutual Fund - 45,436 shares	**	4,698,980
	Baron Discovery R6 Fund	Mutual Fund - 140,095 shares	**	4,875,289
	Foreign Stock Fund
	American Funds EuroPacific Growth R6 Fund	Mutual Fund - 302,192 shares	**	20,941,880
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund - 88,796 shares	**	11,524,770
	Vanguard Growth Index Institutional Fund	Mutual Fund - 93,451 shares	**	12,192,571
	Vanguard Institutional Index Institutional Fund	Mutual Fund - 49,479 shares	**	16,400,879
	Vanguard Mid Cap Index Institutional Fund	Mutual Fund - 47,937 shares	**	2,715,158
	Vanguard Small Cap Index Admiral Fund	Mutual Fund - 28,263 shares	**	2,634,716
	Vanguard Value Index Institutional Fund	Mutual Fund - 55,603 shares	**	2,580,537
	Vanguard Total International Stock Index Institutional Fund	Mutual Fund - 29,370 shares	**	3,811,943
	Total Mutual Funds			276,209,148

	Retirement-Year Based Funds
	Vanguard Target Retirement Income Fund	Mutual Fund - 217,298 shares	**	5,286,856
	Vanguard Target Retirement Institutional Fund 2015	Mutual Fund - 103,039 shares	**	2,530,647
	Vanguard Target Retirement Institutional Fund 2020	Mutual Fund - 447,254 shares	**	11,740,428
	Vanguard Target Retirement Institutional Fund 2025	Mutual Fund - 698,326 shares	**	19,169,053
	Vanguard Target Retirement Institutional Fund 2030	Mutual Fund - 739,786 shares	**	20,810,175
	Vanguard Target Retirement Institutional Fund 2035	Mutual Fund - 565,814 shares	**	16,255,824
	Vanguard Target Retirement Institutional Fund 2040	Mutual Fund - 361,822 shares	**	10,619,489
	Vanguard Target Retirement Institutional Fund 2045	Mutual Fund - 257,416 shares	**	7,694,160
	Vanguard Target Retirement Institutional Fund 2050	Mutual Fund - 313,557 shares	**	9,397,306
	Vanguard Target Retirement Institutional Fund 2055	Mutual Fund - 157,300 shares	**	4,726,851
	Vanguard Target Retirement Institutional Fund 2060	Mutual Fund - 89,184 shares	**	2,688,001
	Vanguard Target Retirement 2060 Investment Fund	Mutual Fund - 62 shares	**	2,694
	Vanguard Target Retirement Institutional Fund 2065	Mutual Fund - 17,207 shares	**	474,748
	Total Retirement-Year Based Funds			111,396,232

	Balanced Funds
	Vanguard Wellesley Income Admiral Fund	Mutual Fund - 33,412 shares	**	2,289,521
	T. Rowe Price Spectrum Conservative Allocation Fund	Mutual Fund - 72,484 shares	**	1,555,513
	Hartford Balanced Income R6 Fund	Mutual Fund - 147,005 shares	**	2,319,743
	TIAA-CREF Lifestyle Conservative Institutional Fund	Mutual Fund - 112,926 shares	**	1,550,479

	Total Investments			589,561,602

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower,			Current
	Lessor or Similar Party	Description of Investment	Cost	Value

Notes Receivable From Participants
*	Participant notes receivable (with interest rates ranging from 4.25% to 10.90% and maturity dates ranging from January 2021 to February 2027)		-	6,959,452

	Total			$596,521,054

*	Represents a party-in-interest
**	Indicates a participant-directed fund. The cost disclosure is not required.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN

Employer ID Number: 34-0117420
Plan Number: 003

SCHEDULE H LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

	Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2020	—	$2,072.94	—	$28,337.33	—